EXHIBIT (c)(2)

                  [Letterhead of Compaq Computer Corporation]


April 9, 1997

Mr. Lewis A. Bergins
Microcom, Inc.
500 River Ridge Drive
Norwood, MA 02062

Dear Lew:

On behalf of Compaq Computer Corporation ("Compaq"), it is our pleasure to offer you, subject to consummation of the merger of Microcom, Inc. ("Microcom") with Compaq as defined in the Agreement and Plan of Merger among Compaq, Microcom and Compaq-Boston, Inc. dated April 9, 1997 (the "Acquisition"), the position of President of Microcom, reporting to Alan Lutz, Senior Vice President, pursuant to the following terms and conditions. Effective upon the Acquisition, these terms and conditions will supersede the terms of any existing agreement between you and Microcom relating to your employment by Microcom, and any such existing agreement will thereupon be terminated.

      1. Base salary $285,000 per annum, subject to normal yearly review for increases. Target bonus for Compaq fiscal year 1997 $215,000 (payable to employees of record on January 1, 1998), subject to performance criteria to be agreed upon within thirty days from the date hereof, such as execution of product roadmap, retention of key employees, and successful operating improvements. If performance criteria is not agreed upon within thirty (30) days, you may terminate this agreement and receive a severance payment of
            (1) year's salary.

      2. You will enter into the Compaq standard nondisclosure and intellectual property agreement (the "Nondisclosure agreement") prior to the consummation of the Acquisition and commencing employment hereunder.

      3. Stock option granted at closing of the Acquisition to purchase 25,000 shares of Compaq Common Stock under Compaq's 1989 Equity Incentive Plan. Option price will be 100% of the Compaq closing price on the last trading day of the month in which the Acquisition closes. Stock will vest 20% on the first anniversary of the date of grant. The remaining 80% will thereafter vest in equal monthly installments over an additional 48 months. The option will have a 10-year exercise period and will be a nonqualified option.

      4. You shall receive severance compensation of one year of salary continuance at the annual base compensation rate in effect at the time of termination, subject to your continued compliance with the Nondisclosure Agreement if either of the following events occurs:

            (a) either party decides not to renew this Agreement beyond the initial term and there has been no involuntary termination of your employment by Compaq "for cause," and you have not voluntarily terminated your employment with us during the initial term of this agreement, or

            (b) Compaq has terminated the Agreement without cause during the initial term.

      5. Participation in such executive and employee benefit programs as shall be in effect from time to time for officers of Microcom, subject to the terms and conditions of such programs.

      6. Being over fifty-five (55) years of age and having worked for Microcom/Compaq for over ten (10) continuous years, you will be entitled to benefits under Compaq's Retirement Health Plan.

For purposes of whether the one year salary continuance has been triggered on involuntary dismissal, we define "for cause" as dishonesty, theft, fraud, conviction of any crime, unethical business behavior, violation of the Nondisclosure Agreement or willfully engaging in misconduct which is injurious to Compaq or Microcom.

The terms of incentive bonuses in subsequent fiscal years will be discussed with you and set at the beginning of each fiscal year, which is consistent with existing policy.

Subject to the following sentence, this agreement will expire on the one-year anniversary of the Acquisition. This Agreement may be renewed by agreement of the parties for an additional one-year period on the first annual anniversary date of the Acquisition.

We are very pleased that you have agreed to join us in this leadership role. We look forward to a productive and successful working relationship with you.

If this letter accurately sets forth the terms of the offer that we have negotiated with you, would you kindly indicate your acceptance in the space provided and send one signed copy back to me at Compaq.

Sincerely,

/s/ Doug Richards
------------------------
Doug Richards
Vice President


I accept the position of President of Microcom effective upon the Acquisition in accordance with the terms hereof this ______ day of April 1997. I agree that, effective upon the Acquisition, this agreement will supersede any existing agreement between Microcom and me relating to my employment by Microcom, and any such existing agreement will be terminated.


/s/ Lewis A. Bergins
------------------------
Lewis A. Bergins